EXHIBIT 99.1

Cellectis Provides Business Update and Reports Financial Results for Second Quarter and First Six Months 2020

  Enrollment ongoing in Phase 1 dose-escalation trial BALLI-01 in r/r B-ALL patients

  Enrollment ongoing in Phase 1 dose-escalation trial AMELI-01 in r/r AML patients

  MELANI-01 trial in r/r MM patients on hold; Cellectis is actively working with the FDA to safely resume the clinical development of UCART product candidate targeting CS1 in r/r MM patients

  Enrollment ongoing in partnered programs1 utilizing Cellectis’ technologies: UCART19 (PALL study in r/r ALL pediatric patients, CALM study in r/r ALL adult patients), ALLO-501 (ALPHA study in r/r NHL patients), ALLO-501A (ALPHA2 study in r/r NHL patients) and ALLO-7152 (UNIVERSAL study in r/r MM patients)

  Allogene Therapeutics and Servier presented data on the ALLO-501 partnered program at ASCO 2020, showing 44% CR and 75% ORR in CAR T-naïve r/r NHL patients

  In-house US GMP Manufacturing Site in Raleigh, NC, on track to start production in 2021

  Carrie Brownstein, M.D., appointed Chief Medical Officer, based in New York, NY

  Technical Operations to be led by Leopold Bertea, Ph.D., appointed SVP, Technical Operations Europe & Steve Doares, Ph.D., appointed SVP, US Manufacturing and Site Head in Raleigh, NC
  Cash position3 of $317 million as of June 30, 2020

NEW YORK, Aug. 05, 2020 (GLOBE NEWSWIRE) -- Cellectis (Euronext Growth: ALCLS - Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on allogeneic gene-edited CAR T-cells (UCART), today announced its results for the three-month and six-month periods ended June 30, 2020.

“Cellectis is 100% committed to finding cures for cancer patients. Enrollment is ongoing in two of our proprietary Phase 1 dose-escalation clinical trials; the BALLI-01 study, investigating UCART22 in patients with r/r B-ALL, and the AMELI-01 study, investigating UCART123 in patients with r/r acute myeloid leukemia (AML). The MELANI-01 Phase 1 study, investigating UCARTCS1 in patients with r/r MM, is presently on clinical hold and we are actively working with the U.S. Food and Drug Administration (FDA) to safely resume this study. I strongly believe our innovative UCART product candidates, including UCARTCS1, have great potential for cancer patients with unmet medical needs, and we will continue to safely develop these transformational product candidates, and adjust our studies, as needed, to effectively monitor and mitigate risks," said Dr. André Choulika, Chairman and CEO, Cellectis.

“In parallel to our clinical progress, I am extremely proud of the work that has been accomplished during the second quarter on our corporate side. Cellectis continued construction of its in-house GMP manufacturing facilities in Paris (for UCART starting material) and Raleigh (for clinical and commercial UCART production), which remain on track for the anticipated start date for in-house production of our UCART product candidates in 2021. Additionally, we welcomed three industry leaders that add immense value to our team. Dr. Carrie Brownstein joined us as Chief Medical Officer, Dr. Leopold Bertea joined as Senior Vice President of Technical Operations Europe, and Dr. Steve Doares joined as Senior Vice President, US Manufacturing and Site Head in Raleigh, NC.”

1UCART19/ALLO-501 is exclusively licensed to Les Laboratories Servier S.A.S. (Servier), who has entered into a joint clinical development program with Allogene Therapeutics, Inc. (Allogene Therapeutics).  Servier is conducting the PALL and CALM and Allogene Therapeutics is conducting the ALPHA, ALPHA2 and UNIVERSAL studies pursuant to these arrangements.

2UCARTBCMA/ALLO-715 is exclusively licensed to Allogene Therapeutics.

3Cash position includes cash, cash equivalents and current financial assets and restricted cash. Restricted cash was $26 million as of June 30, 2020.

Cellectis will hold a conference call for investors on Thursday, August 6, 2020 at 7:30 AM EDT / 1:30 PM CET. The call will include the Company’s second quarter results and an update on business activities.

The live dial-in information for the conference call is:
US & Canada only: +1 877-407-3104

International: +1 201-493-6792

In addition, a replay of the call will be available until August 20, 2020 by calling +1 877-660-6853 (Toll Free US & Canada); +1 201-612-7415 (Toll Free International).

Conference ID: 13688263

Second Quarter 2020 and Recent Highlights

Proprietary Allogeneic CAR T-Cell Development Programs

AMELI-01 in r/r AML patients and BALLI-01 in r/r B-ALL patients

During the second quarter of 2020, both BALLI-01 and AMELI-01 continued to progress through dose escalation. As a reminder, BALLI-01 is planned to explore cohorts of patients at 3 dose levels, and AMELI-01 is planned to explore cohorts of patients at 4 dose levels.

The primary objective of each first-in-human dose escalation study is to evaluate the safety of the respective product candidate and determine an optimal UCART dose and corresponding lymphodepletion regimen. In addition to safety, correlative studies will evaluate T-cell expansion, window of persistence and anti-tumor activity at all dose levels.

Cellectis filed an amendment to the BALLI-01 trial with the FDA that adds an arm to the study in which patients will receive alemtuzumab in addition to fludarabine and cyclophosphamide in the lymphodepletion regimen. The optimal lymphodepletion regimen prior to the administration of CAR-T product candidates remains an area of investigation in the field of CAR T-cell therapy. As the inventor of the CD52 knockout, a concept and technology that are already incorporated in the current UCART123, UCART19, UCARTBCMA and UCART22 constructs, Cellectis will explore including alemtuzumab as part of the lymphodepletion regimen in a separate cohort of patients to guide the future development of UCART22 therapy in CD22+ B-ALL.

We plan to share preliminary data on one of our programs by the end of this year likely around the time of relevant scientific meetings.

MELANI-01 clinical trial in r/r MM patients

On July 6, 2020, Cellectis announced that the MELANI-01 trial was placed on clinical hold by the FDA.
This clinical hold, which impacts one of the three proprietary Cellectis product candidates currently in clinical studies, was initiated following the submission of a safety report regarding one patient with r/r MM enrolled in the MELANI-01 study at dose level two (DL2). This patient, who had been treated unsuccessfully with numerous lines of prior therapy (including autologous CAR T-cells) experienced a fatal treatment-emergent adverse event during the DLT period. Clinical evaluation of the case is ongoing, and additional details as to the immediate and underlying causes of this event are being investigated.
Cellectis is working closely with the FDA, to address the agency’s requests, which may include changes to the MELANI-01 clinical protocol that are designed to enhance patient safety. The requested information and amended protocol are expected to be submitted in due course.

New Appointments

In April 2020, Carrie Brownstein, M.D., was appointed to the role of Chief Medical Officer. Dr. Brownstein oversees clinical research and development for Cellectis’ clinical programs. She is assuming her new position based in the Cellectis New York office and joined the Company’s executive committee.

Dr. Brownstein joined Cellectis as a seasoned clinical and medical expert from Celgene, where she most recently served as Vice President, Global Clinical Research and Development, Therapeutic Area Head for myeloid diseases. In this role, Dr. Brownstein managed a clinical team of physicians and scientists across multiple global sites and was responsible for management and cross-functional development of products to treat patients with myeloid diseases. Prior to her industry career, Dr. Brownstein practiced medicine as a pediatric oncologist within notable New York institutions such as New York Presbyterian Columbia University and Mount Sinai Medical Center.

In May 2020, Leopold Bertea, Ph.D., was appointed to the role of Senior Vice President of Technical Operations Europe. He is responsible for ensuring execution across Technical Operations functions, including process development, analytical development, external supply, and the GMP Paris manufacturing facility that support the development and production of Cellectis’ proprietary product candidates.

Dr. Bertea joined Cellectis as a recognized industry leader with over 25 years of experience in complex biotherapeutics, cell and gene therapies and combination products at several biopharmaceutical companies, including CellforCure, where he most recently served as General Manager and Site Head upon its acquisition by Novartis in April 2019. He successfully refocused the Les Ulis site from a multiproduct CDMO affiliate of LFB to the new European Novartis site dedicated to Kymriah® autologous CAR-T cell and gene therapy production, as well as tech transfer and production of new cell and gene pipeline projects for Novartis. Dr. Bertea started his career with Novartis, where he became in charge of commercial monoclonal antibody production. Later, with Sanofi, he built up and led the first integrated Biologics CMC Platform, covering Sanofi’s biologics pipeline. Dr. Bertea then held the role of Vice President Bio-business & Governance for Sanofi’s Global Biotherapeutics, managing the collaboration projects with partners. He was also a member of the Sanofi global R&D Leading team and a senior Biologics Expert. Leopold Bertea holds a Ph.D. in Chemical Engineering from ETH Zürich.

Steve Doares, Ph.D., joined Cellectis from Biogen in July 2020 as Senior Vice President, US Manufacturing and Site Head of the Raleigh, North Carolina manufacturing facility. Dr. Doares is responsible for the deployment of Cellectis’ proprietary state-of-the-art gene-editing cell manufacturing facility in Raleigh, for clinical and commercial supplies of the Cellectis’ current immuno-oncology UCART product candidates.

At Biogen, Dr. Doares was Vice President, Global Manufacturing Sciences, responsible for technology transfer into cGMP manufacturing of processes from clinical through commercialization stages for Biogen’s therapeutic product portfolio, both internally and externally. He provided scientific expertise for process troubleshooting and lifecycle improvements; process monitoring, advanced modeling, and PAT implementation; and technical and vendor management expertise for raw materials and SUS/disposables. Dr. Doares was also overseeing both drug substance (Active Pharmaceutical Ingredient) and drug product processes, for biologics and pharmaceuticals, and was with Biogen since 2010. Before that, he spent 15 years at Wyeth/Pfizer in glycoconjugate vaccine process development and technology transfer, clinical trials material drug substance production, and quality assurance supporting a vaccine drug substance plant. Dr. Doares holds a Ph.D. in Biochemistry from the University of Georgia.

Dr. Bertea and Dr. Doares will be jointly leading Cellectis’ technical operations, replacing Bill Monteith, who is leaving the Cellectis on August 6, 2020 to pursue other opportunities. Both will join the Cellectis’ executive committee.

GMP Manufacturing

Cellectis is continuing construction of its in-house GMP manufacturing facilities in Paris and Raleigh and remains on track for the anticipated go-live date for the production of UCART product candidates in 2021.

The 14,000 square foot manufacturing facility in Paris, France is designed to produce Cellectis’ critical raw and starting material supplies for UCART clinical studies and commercial products. The 82,000 square foot commercial-scale manufacturing facility in Raleigh, North Carolina is designed to provide GMP manufacturing for clinical supplies and commercial manufacturing upon regulatory approval.

Partnered Pipeline Updates

ALLO-501A is an anti-CD19 allogeneic CAR T (AlloCAR T™4) therapy being jointly developed under a collaboration agreement between Servier and Allogene Therapeutics based on an exclusive license granted by Cellectis to Servier. ALLO-501 uses Cellectis’ technologies. Servier granted Allogene Therapeutics exclusive rights to ALLO-501 in the United States, while Servier retains exclusive rights for all other countries outside of the United States.
Allogene Therapeutics is the sponsor of the Phase 1 ALPHA trial which is designed to assess the safety and tolerability at increasing dose levels of ALLO-501 and ALLO-647 in the most common non-Hodgkin lymphoma (NHL) subtypes of relapsed/refractory diffuse large B-cell lymphoma or follicular lymphoma.

Allogene Therapeutics and Servier announced on May 29, 2020 positive initial results from Allogene’s dose escalation Phase 1 ALPHA study of ALLO-501 in r/r NHL at the American Society of Clinical Oncology (ASCO) annual meeting. This study utilizes ALLO-647, Allogene's anti-CD52 monoclonal antibody, as a part of its differentiated lymphodepletion regimen.
Allogene Therapeutics and Servier reported that responses were observed across all cell doses and tumor histologies (diffuse large B-cell lymphoma and follicular lymphoma) with an overall response rate (ORR) of 63% and complete response (CR) rate of 37%. Higher dose of ALLO-647 was associated with a higher CR rate of 50%, deeper lymphodepletion and delayed host T cell recovery. In CAR T naïve patients, the ORR was 75% and the CR rate was 44%.

Allogene Therapeutics and Servier further reported that no dose limiting toxicities, graft-vs-host disease, or Immune Effector Cell-Associated Neurotoxicity Syndrome (ICANS) were observed. Cytokine release syndrome occurred in 32% of patients, was mainly mild to moderate in severity, manageable with standard recommendations, and all events resolved within a maximum of seven days. Four patients (18%) experienced serious adverse events. One patient had Grade 2 pyrexia and Grade 2 cytomegalovirus (CMV) reactivation which resolved in two days and six days, respectively. One patient had Grade 3 rotavirus infection and Grade 3 hypokalemia which resolved in 15 days and two days, respectively. One patient had Grade 3 febrile neutropenia and Grade 3 hypotension which each resolved in two days. One patient had a Grade 3 upper gastrointestinal hemorrhage, which resolved in one day, and Grade 3 CMV reactivation, which resolved in 25 days.

On March 4, 2020, Cellectis announced the execution of an amendment to the License, Development and Commercialization Agreement with Servier. Under this amendment, Cellectis granted Servier an expanded exclusive worldwide license to develop and commercialize, either directly or through its US sublicensee, Allogene Therapeutics, all next generation gene-edited (with Cellectis TALEN® technology) allogeneic CAR T-cell products targeting CD19, including rights to UCART19/ALLO-501 and ALLO-501A, an anti-CD19 candidate in which the domains recognizable by rituximab recognition domains have been removed.

In this amendment, financial terms were improved to include an additional $27.6 million (€25 million) upfront payment, as well as up to $410 million (€370 million) in clinical and commercial milestone payments. The royalty rate was also increased from tiered high single-digit royalties to flat low double-digit royalties based on annual net sales of the licensed products.

In addition, Cellectis regained exclusive control over the five undisclosed allogeneic CAR T-cell targets previously covered by the initial agreement.

4AlloCAR Tä is a trademark of Allogene Therapeutics, Inc.

Intellectual Property

In March 2020, Cellectis announced that the US Patent and Trademark Office (USPTO) had granted to the Company a new patent covering methods of preparing allogeneic T-cells for immunotherapy with CRISPR-Cas9 technology. This patent US10,584,352 claims “a method of preparing and administering T-cells for immunotherapy comprising the steps of: (a) providing primary human T-cells from a donor, (b) genetically modifying the primary human T-cells to eliminate expression of the T-cell receptor (TCR), comprising expressing in the cells (i) a Cas9 endonuclease fused to a nuclear localization signal (NLS), and (ii) a guide RNA that directs said endonuclease to at least one targeted locus encoding the TCR in the T-cell genome, (c) expanding the genetically modified T-cells, and (d) administering at least 10,000 of the expanded genetically modified T-cells to a patient.”

This patent complements the European patent EP3004337, claiming a method of preparing T-cells for immunotherapy using the CRISPR-Cas9 system, initially granted on August 2, 2017 and upheld by the European Patent Office (EPO) in November 2019 following an opposition procedure initiated in May 2018.

In January 2020, Cellectis was also granted European Patent EP3116902, which claims “a method for preparing an engineered T-cell comprising the steps of (a), inhibiting the expression of beta 2-microglobulin (B2M) and/or class II major histocompatibility complex transactivator (CIITA) in a T-cell that has been provided; and (b) inactivating at least one gene encoding a component of the T-cell receptor (TCR) in said T-cell; and (c) introducing into said T-cell an exogenous nucleic acid molecule comprising a nucleotide sequence coding for a Chimeric Antigen Receptor (CAR) directed against at least one antigen expressed at the surface of a malignant or infected cell.”

Scientific Publications

ALLO-819 is an Allogene Therapeutics investigational therapy that utilizes technologies licensed from Cellectis. Allogene Therapeutics holds global development and commercial rights for this investigational candidate.

In June 2020, Allogene Therapeutics announced in a publication in Molecular Therapy preclinical results demonstrating the potential for ALLO-819, an investigational AlloCAR T™ therapy targeting FLT3, as a novel treatment for AML. This pre-clinical research was conducted in collaboration with both Cellectis and Pfizer Cancer Immunology Discovery. These preclinical findings were previously presented as a poster at the 61st American Society of Hematology Annual Meeting & Exposition in December 2019.

In this study, healthy donor T lymphocytes were engineered to express CARs that bound to different domains of the FLT3 protein. These CARs were then tested for their ability to mediate specific killing of FLT3-expressing cells without off-target activity. A CAR construct was selected based on exhibiting minimal potential for exhaustion and potent antitumor activity in vitro and in vivo models. The lead candidate was then engineered to contain an off-switch responsive to rituximab, resulting in the ALLO-819 product candidate.

In June 2020, Cellectis published a new research paper in Frontiers in Bioengineering and Biotechnology. This article describes an innovative and easy-to-implement procedure which is expected to streamline the manufacturing of allogeneic ‘off-the-shelf’ CAR T-cell therapies.

The methodology described in this article defines a novel non-mechanical purification strategy to generate TCRαβ negative (allogeneic) cells for CAR T-cell therapies. With an early and transient expression of an anti-CD3 CAR in the engineered donor T-cells, Cellectis programed these cells to self-eliminate the remaining TCR+ cell population and obtained an ultrapure TCRαβ(-) population (up to 99.9%) at the end of the CAR-T production.

In January 2020, Cellectis announced the publication of a review titled “‘Off-the-shelf’ allogeneic CAR T cells: development and challenges” in Nature Reviews Drug Discovery by Prof. Stéphane Depil, Dr. Philippe Duchateau, Prof. Stephan Grupp, Prof. Ghulam Mufti and Dr. Laurent Poirot. The authors review the opportunities and challenges presented by universal allogeneic CAR T-cell therapies, such as the potential of taking T-cells from a healthy donor instead of using patient-derived cells and the challenge that graft-versus-host-disease (GvHD) could potentially poses during treatment.

New Partnerships

In January 2020, Cellectis and Iovance Biotherapeutics entered into a research collaboration and exclusive worldwide license agreement whereby Cellectis grants Iovance an exclusive license under certain TALEN® technology in order to develop tumor infiltrating lymphocytes (TIL) that have been genetically edited to create more potent cancer therapeutics. This license enables Iovance Biotherapeutics’ use of TALEN® technology, addressing multiple gene targets to modify TIL for therapeutic use in several cancer indications. Financial terms of the license include development, regulatory and sales milestone payments from Iovance Biotherapeutics to Cellectis, as well as royalty payments based on net sales of TALEN®-modified TIL products.

Corporate

Dr. André Choulika, Cellectis’ Chairman and CEO, announced on July 6, 2020 his retirement from Calyxt’s Board of Directors as Chairman. Dr. Yves Ribeill has been appointed to the position of Chairman. Additionally, pursuant to the Shareholders Agreement between Cellectis and Calyxt, Cellectis designated Mr. Laurent Arthaud to serve as a director on the board of Calyxt, and Calyxt’s board appointed Mr. Laurent Arthaud as a director.

Cellectis held its Annual Shareholders’ General Meeting on June 29, 2020 at its head office in Paris, France. At the meeting, during which more than 63% of voting rights were exercised, Resolutions 1 through 22, and Resolutions 26 through 28 were adopted. Resolutions 23, 24, 25 and 29 were rejected.

In July 2020, Cellectis obtained a €18.5 million (or approximately $21 million) loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of a state-guaranteed loan (Prêt Garanti par l’État or “PGE”). Initiated by the French Government to support companies during the COVID-19 crisis, the PGE is a bank loan with a fixed interest rate ranging from 0.25% to 2.35%. After an initial interest-only term of one year, the loan can be amortized over up to five years at the option of Cellectis. The French government guarantees 90% of the borrowed amount.

Calyxt Update

Calyxt announced today that following successful proof of concept with its existing soybean products, it is focusing on go-to-market strategies to optimize the TALENÒ technology platform toward the greatest value creation and the most efficient path to bring products to market. Calyxt’s streamlined business model comprises three go-to-market strategies: seed sale arrangements, trait and product licensing arrangements, and TALENÒ licensing arrangements.

Financial Results

The interim condensed consolidated financial statements of Cellectis, which consolidate the results of Calyxt, Inc. of which Cellectis is a 68.7% stockholder, have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“GAAP”).

We present certain financial metrics broken out between our two reportable segments – Therapeutics and Plants – in the appendices of this Q2 2020 and First Half 2020 financial results press release.

Second Quarter and First Half 2020 Financial Results

Cash: As of June 30, 2020, Cellectis, including Calyxt, had $317 million in consolidated cash, cash equivalents, current financial assets and restricted cash of which $282 million are attributable to Cellectis on a stand-alone basis. This compares to $364 million in consolidated cash, cash equivalents, current financial assets and restricted cash as of December 31, 2019 of which $304 million was attributable to Cellectis on a stand-alone basis. This net decrease of $47 million primarily reflects (i) $28 million of proceeds received from Servier in connection with the March 2020 amendment to the License, Development and Commercialization Agreement, which was offset by (ii) $48 million of net cash flows used in operating, investing and lease financing activities of Cellectis, (iii) $26 million of net cash flows used in operating and capital expenditures activities of Calyxt and (iv) $3 million of unfavorable FOREX impact. We believe that the consolidated cash, cash equivalents, current financial assets and restricted cash positions of Cellectis and Calyxt as of June 30, 2020 will be sufficient to fund the two companies’ operations into 2022.

Revenues and Other Income: Consolidated revenues and other income were $5 million for the three months ended June 30, 2020 compared to $3 million for the three months ended June 30, 2019. Consolidated revenues and other income were $56 million for the six months ended June 30, 2020 compared to $6 million for the six months ended June 30, 2019. 92% of consolidated revenues and other income was attributable to Cellectis in the first half of 2020. This increase between the six months ended June 30, 2020 and 2019 was mainly attributable to a $28 million upfront payment received in March 2020 and the recognition of $19 million of other previously-received upfront and milestone payments on the five released targets based on the March 2020 amendment of the License, Development and Commercialization Agreement signed with Servier. The remaining increase was explained primarily by higher high oleic soybean meal revenues at Calyxt.

Cost of Revenues: Consolidated cost of revenues were $6 million for the three months ended June 30, 2020 compared to $1 million for the three months ended June 30, 2019. Consolidated cost of revenues was $10 million for the six months ended June 30, 2020 compared to $1 million for the six months ended June 30, 2019. This increase was primarily explained by the cost of products sold during the period by Calyxt.

R&D Expenses: Consolidated R&D expenses were $23 million for the three months ended June 30, 2020 compared to $25 million for the three months ended June 30, 2019. Consolidated R&D expenses were $44 million for the six months ended June 30, 2020 compared to $40 million for the six months ended June 30, 2020. 88% of consolidated R&D expenses was attributable to Cellectis in the first half of 2020. The $4 million increase between the first half of 2020 and 2019 was primarily attributable to higher employee expenses and non-cash stock-based compensation expenses of respectively $4 million and $1 million, partially offset by $1 million decrease in social charges on stock option grants.

SG&A Expenses: Consolidated SG&A expenses were $9 million for the three months ended June 30, 2020 compared to $12 million for the three months ended June 30, 2019. Consolidated SG&A expenses were $21 million for the six months ended June 30, 2020 compared to $23 million for the six months ended June 3, 2019. 44% of consolidated SG&A expenses was attributable to Cellectis in the first half of 2020. The $2 million decrease was attributable to lower non-cash stock-based compensation expenses of $3 million which was partially offset by higher employee expenses of $1 million.

Net Income (loss) Attributable to Shareholders of Cellectis:  The consolidated net loss attributable to shareholders of Cellectis was $32 million (or $0.76 per share) for the three months ended June 30, 2020, of which $25 million was attributed to Cellectis, compared to $33 million (or $0.79 per share) for the three months ended June 30, 2019, of which $27 million was attributed to Cellectis. The consolidated net loss attributable to Shareholders of Cellectis was $12 million (or $0.29 per share) for the six months ended June 30, 2020, of which $3 million income was attributed to Cellectis, compared to a loss of $49 million (or $1.15 per share) for the six months ended June 30, 2019, of which $37 million was attributable to Cellectis. This $36 million decrease in net loss between first half 2020 and 2019 was primarily driven by a significant increase in revenues of $50 million which was partially offset by an increase in operating expenses of $10 million and a decrease in net financial gains of $5 million.

Adjusted Net Income (Loss) Attributable to Shareholders of Cellectis:
The consolidated adjusted net loss attributable to shareholders of Cellectis was $29 million (or $0.68 per share) for the three months ended June 30, 2020, of which $23 million is attributed to Cellectis, compared to a net loss of $28 million (or $0.65 per share) for the three months ended June 30, 2019, of which $23 million was attributed to Cellectis. The consolidated adjusted net loss attributable to Shareholders of Cellectis was $4 million (or $0.09 per share) for the six months ended June 30, 2020, of which $8 million income was attributable to Cellectis, compared to a loss of $39 million (or $0.91 loss per share) for the six months ended June 30, 2019, of which $31 million was attributable to Cellectis. Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

We currently foresee focusing on our cash spending at Cellectis for the remainder of 2020 in the following areas:

  Supporting the development of our deep pipeline of product candidates, including the manufacturing and clinical trials expenses of UCART123, UCART22 and UCARTCS1;
  Building our state-of-the-art manufacturing capabilities in Paris, France, and Raleigh, NC; and
  Strengthening our manufacturing and clinical departments, including hiring talented personnel.

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED FINANCIAL POSITION
($ in thousands, except per share data)

	As of
	December 31, 2019	June 30, 2020

ASSETS
Non-current assets
Intangible assets	1,108	1,071
Property, plant, and equipment	23,712	52,653
Right-of-use assets	45,612	63,669
Other non-current financial assets	5,517	7,376
Total non-current assets	75,949	124,769

Current assets
Inventories	2,897	5,710
Trade receivables	2,959	3,976
Subsidies receivables	9,140	5,367
Other current assets	15,617	21,786
Cash and cash equivalent and Current financial assets	360,907	311,088
Total current assets	391,520	347,927
TOTAL ASSETS	467,469	472,696

LIABILITIES
Shareholders’ equity
Share capital	2,767	2,768
Premiums related to the share capital	843,478	849,322
Currency translation adjustment	(22,641)	(23,730)
Retained earnings	(406,390)	(508,533)
Net income (loss)	(102,091)	(12,221)
Total shareholders’ equity - Group Share	315,123	307,606
Non-controlling interests	40,347	37,453
Total shareholders’ equity	355,470	345,059

Non-current liabilities
Non-current financial liabilities	-	6,640
Non-current lease debts	46,540	64,864
Non-current provisions	2,855	3,080
Total non-current liabilities	49,395	74,585

Current liabilities
Current lease debts	1,067	3,777
Trade payables	29,264	32,674
Deferred revenues and deferred income	20,033	483
Current provisions	3,743	1,619
Other current liabilities	8,497	14,499
Total current liabilities	62,604	53,052
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	467,469	472,696

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED OPERATIONS – Second quarter
(unaudited)
($ in thousands, except per share data)

	For the three-month period ended June 30,
	2019	2020

Revenues and other income
Revenues	1,152	2,900
Other income	1,780	1,716
Total revenues and other income	2,932	4,616
Operating expenses
Cost of revenue	(815)	(5,827)
Research and development expenses	(25,421)	(22,862)
Selling, general and administrative expenses	(11,818)	(9,070)
Other operating income (expenses)	(3)	111
Total operating expenses	(38,058)	(37,647)

Operating income (loss)	(35,126)	(33,031)

Financial gain (loss)	(1,512)	(2,821)

Net income (loss)	(36,637)	(35,852)
Attributable to shareholders of Cellectis	(33,447)	(32,263)
Attributable to non-controlling interests	(3,190)	(3,589)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.79)	(0.76)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.79)	(0.76)

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED OPERATIONS – First six months
(unaudited)
($ in thousands, except per share data)

	For the six-month period ended June 30,
	2019	2020

Revenues and other income
Revenues	2,188	52,993
Other income	4,172	3,494
Total revenues and other income	6,360	56,487
Operating expenses
Cost of revenue	(1,403)	(10,428)
Research and development expenses	(39,987)	(43,587)
Selling, general and administrative expenses	(23,309)	(21,213)
Other operating income (expenses)	29	86
Total operating expenses	(64,670)	(75,142)

Operating income (loss)	(58,310)	(18,655)

Financial gain (loss)	3,849	(635)

Net income (loss)	(54,461)	(19,290)
Attributable to shareholders of Cellectis	(48,791)	(12,221)
Attributable to non-controlling interests	(5,670)	(7,069)
Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(1.15)	(0.29)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(1.15)	(0.29)

CELLECTIS S.A.

DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – Second Quarter
(unaudited) - ($ in thousands)

	For the three-month period ended June 30, 2019			For the three-month period ended June 30, 2020
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	407	745	1,152	2,293	607	2,900
External other income	62	1,717	1,780	-	1,716	1,716
External revenues and other income	469	2,462	2,932	2,293	2,323	4,616
Cost of revenue	(302)	(513)	(815)	(5,339)	(487)	(5,827)
Research and development expenses	(3,269)	(22,151)	(25,421)	(2,754)	(20,107)	(22,862)
Selling, general and administrative expenses	(6,480)	(5,338)	(11,818)	(5,311)	(3,759)	(9,070)
Other operating income and expenses	16	(20)	(3)	(24)	135	111
Total operating expenses	(10,035)	(28,022)	(38,057)	(13,429)	(24,218)	(37,647)
Operating income (loss) before tax	(9,566)	(25,560)	(35,126)	(11,136)	(21,895)	(33,031)
Financial gain (loss)	133	(1,645)	(1,512)	185	(3,006)	(2,821)
Net income (loss)	(9,432)	(27,205)	(36,637)	(10,951)	(24,901)	(35,852)
Non-controlling interests	3,190	-	3,190	3,589	-	3,589
Net income (loss) attributable to shareholders of Cellectis	(6,242)	(27,205)	(33,447)	(7,362)	(24,901)	(32,263)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	10	2,934	2,945	(21)	1,749	1,728
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	1,657	1,309	2,966	1,132	580	1,712
Adjustment of share-based compensation attributable to shareholders of Cellectis	1,667	4,243	5,910	1,112	2,329	3,441
Adjusted net income (loss) attributable to shareholders of Cellectis	(4,575)	(22,962)	(27,537)	(6,250)	(22,572)	(28,823)
Depreciation and amortization	(386)	(1,300)	(1,687)	(490)	(1,657)	(2,147)
Additions to tangible and intangible assets	822	2,116	2,938	207	16,003	16,210

CELLECTIS S.A.
DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – First six-months
(unaudited) - ($ in thousands)

	For the six-month period ended June 30, 2019			For the six-month period ended June 30, 2020
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	566	1,623	2,188	4,670	48,323	52,993
External other income	125	4,047	4,172	-	3,494	3,494
External revenues and other income	691	5,669	6,360	4,670	51,817	56,487
Cost of revenue	(337)	(1,066)	(1,403)	(9,219)	(1,207)	(10,428)
Research and development expenses	(5,300)	(34,688)	(39,987)	(5,388)	(38,199)	(43,587)
Selling, general and administrative expenses	(12,542)	(10,767)	(23,309)	(11,774)	(9,439)	(21,213)
Other operating income and expenses	20	9	29	(44)	131	86
Total operating expenses	(18,158)	(46,511)	(64,670)	(26,426)	(48,715)	(75,142)
Operating income (loss) before tax	(17,468)	(40,842)	(58,310)	(21,756)	3,102	(18,655)
Financial gain (loss)	347	3,502	3,849	(148)	(487)	(635)
Net income (loss)	(17,121)	(37,340)	(54,461)	(21,904)	2,615	(19,290)
Non-controlling interests	5,670	-	5,670	7,069	-	7,069
Net income (loss) attributable to shareholders of Cellectis	(11,451)	(37,340)	(48,791)	(14,835)	2,615	(12,221)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	592	3,294	3,886	573	4,177	4,750
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	3,215	3,008	6,223	1,879	1,667	3,546
Adjustment of share-based compensation attributable to shareholders of Cellectis	3,808	6,302	10,109	2,452	5,844	8,296
Adjusted net income (loss) attributable to shareholders of Cellectis	(7,643)	(31,039)	(38,682)	(12,383)	8,459	(3,924)
Depreciation and amortization	(758)	(2,457)	(3,215)	(980)	(3,212)	(4,192)
Additions to tangible and intangible assets	1,461	3,456	4,917	355	29,832	30,187

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to Net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – Second Quarter
(unaudited)
($ in thousands, except per share data)

	For the three-month period ended June 30,
	2019	2020

Net income (loss) attributable to shareholders of Cellectis	(33,447)	(32,263)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	5,910	3,441
Adjusted net income (loss) attributable to shareholders of Cellectis	(27,537)	(28,823)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.65)	(0.68)

Weighted average number of outstanding shares, basic (units) (1)	42,440,469	42,472,490

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.65)	(0.68)

Weighted average number of outstanding shares, diluted (units) (1)	42,455,738	42,512,372

(1)   When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss)

attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis

($/share)

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – First six-months
(unaudited)
($ in thousands, except per share data)

	For the six-month period ended June 30,
	2019	2020

Net income (loss) attributable to shareholders of Cellectis	(48,791)	(12,221)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	10,109	8,296
Adjusted net income (loss) attributable to shareholders of Cellectis	(38,681)	(3,924)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.91)	(0.09)

Weighted average number of outstanding shares, basic (units) (1)	42,435,269	42,469,080

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.91)	(0.09)

Weighted average number of outstanding shares, diluted (units) (1)	42,450,114	42,499,826

(1)   When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss)

attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis

($/share)

About Cellectis

Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 20 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to target and eradicate cancer cells.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM).

Cellectis headquarters are in Paris, France, with additional locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

TALEN® is a registered trademark owned by Cellectis.

For further information, please contact:

Media contacts:

Jennifer Moore, VP of Communications, 917-580-1088, media@cellectis.com
Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241, ckasunich@kcsa.com

IR contact:

Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com

Disclaimer

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions.  These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the timing of our presentation of data, the adequacy of our supply of clinical vials, the timing of construction and operational capabilities at our planned manufacturing facilities, and the sufficiency of cash to fund operations. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2019 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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